Exhibit 99.1

NEW GOLD APPOINTS CHRISTIAN MILAU TO THE BOARD OF DIRECTORS

TORONTO, July 29, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce that Christian Milau has been appointed to its Board of Directors (the "Board") effective immediately.

Christian brings over 25 years of experience in finance, capital markets and mining. He is a mining executive with experience leading growth-oriented exploration, development, and operating mining companies with a focus on gold and copper. His mining experience includes Chief Executive Officer of Equinox Gold from 2016 to 2022, leading the company through five mergers and acquisitions and growing from a single-asset developer to a multi-mine producer with eight operating mines. Prior to Equinox, he served as Chief Executive Officer at True Gold Mining from 2015 until it was acquired by Endeavour Mining in 2016. He also served as Chief Financial Officer of Endeavour Mining from 2011 to 2015, and Vice President, Treasurer at New Gold from 2008 to 2011. He is currently the Chief Executive Officer and a founder of Saudi Discovery Company, a private copper exploration company focused on exploration in Saudi Arabia. He is also a corporate director, serving on the boards of Copper Standard Resources, Arras Minerals Corp., Carbon Streaming Corporation and Northern Dynasty Minerals.

"On behalf of the Board and the team at New Gold, I am pleased to welcome Christian back to New Gold, and to our Board, at a very exciting time for our Company. I am confident his strategy and capital markets experience will prove to be an asset to our Board as the Company transitions to a significant free cash flow generator and looks to our future as a leading intermediate gold producer," said Nick Chirekos, Chair of the Corporate Governance and Nominating Committee of the Board.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company successfully transitioning to a significant free cash flow generator; and expectations regarding the future success of the Company.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-gold-appoints-christian-milau-to-the-board-of-directors-302208895.html

SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/29/c7959.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 29-JUL-24